UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 5)
                    Under the Securities Exchange Act of 1934

                            Federal Trust Corporation
                            -------------------------
                                (Name of Issuer)

                     Common stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    314012105
                                 --------------
                                 (CUSIP Number)

                          Frederick W. Dreher, Esquire
                                Duane Morris LLP
                              30 South 17th Street
                 Philadelphia, PA 19103; telephone: 215-979-1234
                 -----------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 14, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------                                -------------------------
  CUSIP No. 314012105                                        Page 2 of 7
-----------------------                                -------------------------

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1    NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     (entities only)
     Keefe Managers, LLC
     I.R.S. I.D. No. 71-0885390
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
     (a)  [ ]

     (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

        AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)

        N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
                                                 517,782 shares
                                  ----------------------------------------------
    NUMBER OF                     8    SHARED VOTING POWER
      SHARES                                     -0-
   BENEFICIALLY                   ----------------------------------------------
     OWNED BY                     9    SOLE DISPOSITIVE POWER
       EACH                                      517,782 shares
    REPORTING                     ----------------------------------------------
      PERSON                      10   SHARED DISPOSITIVE POWER
       WITH                                      -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        517,782 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

        N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.55%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

        IA, OO
--------------------------------------------------------------------------------

-----------------------                                -------------------------
CUSIP No. 314012105                                          Page 3 of 7
-----------------------                                -------------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
     Service Capital Partners, LP
     I.R.S. I.D. No. 20-0205743
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
     (a)  [ ]

     (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

        AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)

        N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
                                                 -0-
                                  ----------------------------------------------
    NUMBER OF                     8    SHARED VOTING POWER
      SHARES                                     318,168 shares
   BENEFICIALLY                   ----------------------------------------------
     OWNED BY                     9    SOLE DISPOSITIVE POWER
       EACH                                      -0-
    REPORTING                     ----------------------------------------------
      PERSON                      10   SHARED DISPOSITIVE POWER
       WITH                                      318,168 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        318,168 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

        N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.40%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

        PN
--------------------------------------------------------------------------------

-----------------------                                -------------------------
CUSIP No. 314012105                                          Page 4 of 7
-----------------------                                -------------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
     Service Capital Advisors, LLC
     I.R.S. I.D. No. 20-0205782
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
     (a)  [ ]

     (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

        AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)

        N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
                                                 -0-
                                  ----------------------------------------------
    NUMBER OF                     8    SHARED VOTING POWER
      SHARES                                     318,168 shares
   BENEFICIALLY                   ----------------------------------------------
     OWNED BY                     9    SOLE DISPOSITIVE POWER
       EACH                                      -0-
    REPORTING                     ----------------------------------------------
      PERSON                      10   SHARED DISPOSITIVE POWER
       WITH                                      318,168 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        318,168 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

        N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.40%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

        OO
--------------------------------------------------------------------------------

-----------------------                                -------------------------
CUSIP No. 314012105                                          Page 5 of 7
-----------------------                                -------------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
     Dory Wiley
     I.R.S. I.D. No.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
     (a)  [ ]

     (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

        AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)

        N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Citizen
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
                                                 -0-
                                  ----------------------------------------------
    NUMBER OF                     8    SHARED VOTING POWER
      SHARES                                     318,168 shares
   BENEFICIALLY                   ----------------------------------------------
     OWNED BY                     9    SOLE DISPOSITIVE POWER
       EACH                                      -0-
    REPORTING                     ----------------------------------------------
      PERSON                      10   SHARED DISPOSITIVE POWER
       WITH                                      318,168 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        318,168 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

        N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.40%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

        IN
--------------------------------------------------------------------------------

         The following constitutes Amendment No. 5 ("Amendment No. 5") to the
Schedule 13D filed by Keefe Managers, LLC ("Keefe") with the Securities and Exchange Commission (the "SEC") on November 30, 2005, as previously amended by Amendment No. 1 filed by Keefe with the SEC on March 16, 2006, Amendment No. 2 filed by Keefe with the SEC on April 21, 2006, Amendment No. 3 filed by Keefe with the SEC on June 13, 2006 ("Amendment No. 3") and Amendment No. 4 filed by Keefe, Service Capital Partners, LP, Service Capital Advisors, LLC and Dory Wiley on June 30, 2006.

Item 1.         Security and Issuer.
-------         --------------------

         This statement relates to shares of the common stock, $.01 par value per share ("Shares"), of Federal Trust Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 312 W. 1st Street, Sanford, Florida 32771.

Item 4.         Purpose of the Transaction.
-------         ---------------------------

         Item 4 is hereby supplemented as follows:

         As described more fully in Amendment No. 3, on June 12, 2006, Keefe filed a complaint in the United States District Court for the Middle District of Florida, Orlando Division (the "Court"), against the Issuer, James V. Suskiewich, the Issuer's President, Chief Executive Officer and Chairman of its Board of Directors, and Gregory E. Smith, the Issuer's Chief Financial Officer in connection with certain controversies related to the Issuer's proxy solicitation and election of directors at the Issuer's Annual Meeting of Shareholders held on May 26, 2006.

         On November 14, 2006, the Issuer, Keefe, Robert B. Goldstein, John J. Lyons, James V. Suskiewich and Gregory E. Smith entered into a Settlement Agreement (the "Settlement Agreement") in connection with the litigation. Pursuant to the terms of the Settlement Agreement, the Issuer agreed to reimburse Keefe $160,000 in costs associated with the dispute and to appoint a qualified director to the Issuer's Board of Directors who is acceptable to Keefe in exchange for Keefe's release from all claims and any litigation brought by it in connection with the dispute. Keefe filed with the Court a Notice of Settlement and Voluntary Dismissal with Prejudice on November 15, 2006. On November 17, 2006, the Issuer announced that it had appointed Robert G. Cox as a director of the Issuer.

Item 7.         Material To Be Filed As Exhibits.
-------         ---------------------------------

         Exhibit 1. Settlement Agreement dated November 14, 2006 among Keefe, John J. Lyons and Robert B. Goldstein, and the Issuer, James V. Suskiewich and Gregory E. Smith

                                    SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 is true, complete and correct.

         Date:  November 22, 2006
                                           KEEFE MANAGERS, LLC


                                           By: /s/ JOHN J. LYONS
                                               -----------------------------
                                               John J. Lyons,
                                               President

                                           SERVICE CAPITAL PARTNERS, LP
                                           Service Capital Advisors, LLC, its
                                           general partner


                                           By: /s/ DORY WILEY
                                               -----------------------------
                                               Dory Wiley, Managing Member

                                           SERVICE CAPITAL ADVISORS, LLC


                                           By: /s/ DORY WILEY
                                               -----------------------------
                                               Dory Wiley, Managing Member


                                           /s/ DORY WILEY
                                           ---------------------------------
                                           Dory Wiley

                                                                       Exhibit 1
                                                                       ---------

                              SETTLEMENT AGREEMENT
                              --------------------


         THIS SETTLEMENT AGREEMENT is entered into this 14th of November 2006, by Keefe Managers, LLC ("Keefe"), John J. Lyons ("Lyons") and Robert B. Goldstein ("Goldstein"), and Federal Trust Corporation ("Federal Trust"), James
V. Suskiewich ("Suskiewich") and Gregory E. Smith ("Smith"), to settle all controversies between them related to Federal Trust's proxy solicitation and election of directors in connection with the Annual Meeting of Shareholders held on or about May 26, 2006 (the "Disputed Proxy Solicitation"). The following recitals are material components of this Settlement Agreement between the parties:

                                    RECITALS
                                    --------

         Federal Trust is a Florida corporation which is the holding company for Federal Trust Bank, a federally-chartered savings bank; and

         Suskiewich is the Chairman of the Board and Chief Executive Officer and Smith is the Chief Financial Officer of Federal Trust; and

         Keefe is a substantial shareholder of Federal Trust and Lyons is a principal of Keefe; and

         During the later part of 2005 and during 2006, Keefe and Lyons disagreed with certain aspects of the manner in which Federal Trust has been operated and managed, and have specifically criticized Suskiewich and Smith in the discharge of their responsibilities as officers of Federal Trust and their fiduciary duties in connection with the voting of shares held by the Employee Stock Ownership Plan and the 401K Plan; and

         Keefe initiated a proxy fight in an attempt to elect its candidate Goldstein to the Board and to defeat the director candidates nominated by Federal Trust; and

         The disputed results of shareholder votes, as tabulated by the inspector of elections, indicated that the director candidates nominated by Federal Trust were elected and Keefe's candidate, Goldstein, was not added to the Board; and

         Keefe, Lyons, and Goldstein have disputed the manner in which the Disputed Proxy Solicitation was conducted by Federal Trust, and challenged the final vote; and

         Keefe sued Federal Trust, Suskiewich, and Smith in Case No. 6:06 CV 796-ORL-22 DAB in the Federal District Court for the Middle District of Florida (the "Litigation"), as reflected in the First Amended Complaint for Damages, Preliminary and Permanent Injunctive Relief, and Demand for Jury Trial, dated July 28, 2006 ("First Amended Complaint"), which is incorporated herein by this reference; and

         Federal Trust, Suskiewich, and Smith deny any wrongdoing in the operation and management of Federal Trust, deny any breach of fiduciary duty, and specifically deny any wrongdoing with respect to the manner in which the Annual Meeting of Shareholders and the Disputed Proxy Solicitation were carried out; and

         The parties hereto, nevertheless, desire to resolve this controversy on amicable terms.

         For good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

                                      TERMS

         The foregoing recitals are incorporated by reference and are material in this Settlement Agreement.

         1. Pursuant to Keefe's request that Robert G. Cox ("Cox") be considered and appointed to the Federal Trust Board, the Board of Federal Trust having interviewed Cox, performed its due diligence and background review of Cox, and having determined that Cox meets all of the requisite qualifications to be appointed to the Board, has offered Cox an appointment to the Board, which he has accepted. Cox's appointment to the Board is contingent upon Keefe's execution of this Settlement Agreement. Assuming Keefe executes this Settlement Agreement, Cox will be in attendance at the November 28, 2006 Federal Trust Board meeting.

         2. In order to address Keefe's concerns that Cox, as a member of the Federal Trust Board, but not of the Federal Trust Bank Board, may not be fully informed as to the business direction of Federal Trust Bank or be able to voice his concerns thereon, Federal Trust acknowledges that Cox (as well as all other members of the Federal Trust Board) has the right to attend Federal Trust Bank's Board meetings.

         3. Federal Trust will pay Keefe $160,000.00 for the sums expended by Keefe in connection with the Disputed Proxy Solicitation. The payment shall be made to Keefe by wire transfer no later than five business days from the effective date of this Settlement Agreement.

         4. Keefe shall, within two business days of receiving payment of the money referred to in paragraph 3 of this Settlement Agreement, voluntary dismiss with prejudice the Litigation, and for good and valuable consideration, including the dismissal of the Litigation and the appointment of Cox to Federal Trust's Board of Directors, the parties to this Settlement Agreement remise, release, acquit, satisfy, and forever discharge each other and their respective directors, officers, employees and agents of and from all, and all manner of action and actions, cause and causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, claims and demands whatsoever, in law or in equity, which any party ever had, now has, or which any personal representative, successor, heir or assign of said party, hereafter can, shall or may have, against any other party to this Settlement Agreement, for, upon or by reason of any matter, cause or thing whatsoever that arises out of the factual allegations and/or issues contained within the First Amended Complaint, from the beginning of the world to the day of these presents.

         5. Until the dismissal with prejudice is filed by Keefe, the Litigation and discovery will be stayed. Counsel for the parties shall file all necessary documents with the court in order to effectuate this intent. In the event that the court refuses to enter a formal stay of the proceedings or to otherwise extend the deadline for the filing of appropriate documents (particularly Rule 26 disclosures), the parties will take only those actions specifically required by court rules and will refrain from filing any motions or initiating or compelling any discovery activity.

         6. Keefe, Lyons and Goldstein further acknowledge and agree that they have not and will not file any complaint against Federal Trust, or its directors, officers, employees and agents, including Suskiewich and Smith, with the Securities and Exchange Commission or any other state or federal regulatory or law enforcement agency as a result of the matters set forth in the First Amended Complaint, or any matters that could have been raised in the First Amended Complaint.

         7. Keefe agrees to a standstill until October 1, 2007, during which Keefe shall not increase its stock ownership in Federal Trust over 9.9% of the total shares outstanding.

         8. Keefe, Lyons and Goldstein agree not to raise in any future proxy statement, directly or indirectly, any allegations of misfeasance, nonfeasance or malfeasance that were asserted in Keefe's 2006 proxy materials. However, nothing in this Settlement Agreement shall preclude Keefe, or any person or party, from raising any issues or allegations related to actions or omissions that occur after the effective date of this Settlement Agreement.

         9. This Settlement Agreement is entered into in Seminole County, Florida and any action to enforce its terms shall be brought in the Federal District Court in the Middle District of Florida. The prevailing party in any action to enforce the terms of this Settlement Agreement shall be entitled to recover its reasonable attorneys' fees related to the enforcement of this Settlement Agreement from the non-prevailing party. This Settlement Agreement settles all claims by either party against the other, including all claims for attorneys' fees and costs.

KEEFE MANAGERS, LLC                            FEDERAL TRUST CORPORATION


By:  /s/ JOHN J. LYONS                         By:  /s/ JAMES V. SUSKIEWICH
     -----------------------------                  ----------------------------
Its: President                                 Its: Chairman and CEO


     /s/ JOHN J. LYONS                              /s/ JAMES V. SUSKIEWICH
     -----------------------------                  ----------------------------
     John J. Lyons                                  James V. Susukiewich


     /s/ ROBERT B. GOLDSTEIN                        /s/ GREGORY E. SMITH
     -----------------------------                  ----------------------------
     Robert B. Goldstein                            Gregory E. Smith